BLUE MOOSE MEDIA, INC.

3113 St. Christopher Ct.

Antioch, CA 94509

October 27, 2009

Mr. Ryan Houseal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Blue Moose Media, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed October 2, 2009

File No. 000-53769

Dear Mr. Houseal:

Blue Moose Media, Inc., (the “Company”), has received your comment letter dated October 22, 2009 (“comment letter”) pertaining to the above referenced amended registration statement on Form 10 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover. The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter. Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked. To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1.

We refer to page 4 of your response letter. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

RESPONSE:

We have included the Tandy representations in this response which is signed by our President, Mr. Davis.

Item 1. Business, page 2

2.

We note your revisions made in response to our prior comment 1 regarding the sale of 20 million shares of your common stock to Adam Krommenhoek. Please revise to discuss the material terms of this transaction. See Item 101(h) of Regulation S-K. In this regard, we reiterate our request that you file any agreements relating to the change of control as an exhibit. See Item 601 (b)(2) of Regulation S-K.

RESPONSE:

We believe we have included the material terms of the referenced transaction. We clearly state that Mr. Krommenhoek purchased 20,000,000 shares of the Company’s common stock for $20,000 on August 12, 2009 which placed Mr. Krommenhoek in a position of owning and controlling 93.58% of the Company’s stock. We have included a copy of the share subscription agreement as an exhibit to the amended Form 10.

Item 2. Financial Information, page 5

3.

We refer to your revisions made in response to our prior comment 5. Specifically, we note your disclosure that your general and administrative expenses for year end December 31, 2008 were $14,966. Given your statement that you ceased your prior operations in 2007, it is unclear how these expenses were incurred. Please revise to include a detailed discussion of your operations for the last two completed fiscal years. See Item 303 (a)(3) of Regulation S-K and Instruction 1 to Item 303(a). In this regard, please revise your business section to include a description of your business during the fiscal year ended December 31, 2008.

RESPONSE:

We have revised our Financial Information section to include a detailed discussion of our operations for years ended December 31, 2007 and 2008 as requested. We have also revised our business description to identify our operations during fiscal year ended December 31, 2008.

Item 10. Recent Sales of Unregistered Securities. page 9

4.

We refer to our prior comment 11 and note that your “Holders” section on page 9 of your amended document continues to reference Section 3(b) of the Securities Act and Rule 147 with regards to unregistered sales of your securities, but you have not provided the information required by Item 701 of Regulation S-K as it pertains to unregistered sales of your securities made pursuant to Rule 147. Please provide the information required by Item 701 of Regulation S-K as it pertains to these unregistered sales, and be sure to include a description of the facts relied upon to make this exemption available. In addition, we remind you that Section 3(b) of the Securities Act is an enabling provision pursuant to which the Commission has adopted exemptive rules.

RESPONSE:

We have revised our “Holders” section and limited our discussion to the requirement of Item 201(b) of Regulation S-K.

The company acknowledges that:

*

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE MOOSE MEDIA, INC.

/s/ Jason D. Davis

Jason D. Davis

President

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